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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            -------------------------

                            HAWKER PACIFIC AEROSPACE
                       (Name of Subject Company (Issuer))

                            -------------------------

                           LHT ACQUISITION CORPORATION
                              LUFTHANSA TECHNIK AG
                       (Names of Filing Persons (Offeror))

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    420123101
                      (CUSIP Number of Class of Securities)

                                Knut Wiszniewski
                              Lufthansa Technik AG
                               Weg beim Jager 193
                             22335 Hamburg, Germany
                               011-49-405-070-4014

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            -------------------------

                                 With a Copy to:

                             Stephen P. Doyle, Esq.
                                Wilmer, Cutler &
                                   Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000

                            -------------------------

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                            CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee
Not Applicable                                         Not Applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:                  Filing Party:
              Form or Registration No.:                Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]   third-party tender offer subject to Rule 14d-1.
                  [ ]   issuer tender offer subject to Rule 13e-4.
                  [X]   going-private transaction subject to Rule 13e-3.
                  [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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FOR IMMEDIATE RELEASE

                         LUFTHANSA TECHNIK AG TO ACQUIRE
                            HAWKER PACIFIC AEROSPACE
                             IN A CASH TENDER OFFER

         HAMBURG, GERMANY - March 8, 2002 - Lufthansa Technik AG, one of the world's leading providers of technical services for the airline industry, LHT Acquisition Corporation, a wholly-owned subsidiary of Lufthansa Technik AG, and Hawker Pacific Aerospace, a leading provider of landing gear maintenance services for the airline industry, jointly announced today that they have entered into an agreement and plan of merger under which Lufthansa Technik AG and LHT Acquisition Corporation will commence a cash tender offer to acquire all the issued and outstanding shares of common stock of Hawker Pacific Aerospace that Lufthansa Technik AG does not already own. Lufthansa Technik AG currently owns approximately 72.7% of Hawker Pacific Aerospace shares. LHT Acquisition Corporation is a new company formed by Lufthansa Technik AG in connection with the tender offer.

         Under the terms of the agreement and plan of merger, LHT Acquisition Corporation will offer cash of $3.25 per outstanding common share of Hawker Pacific Aerospace for a maximum total purchase price of approximately $9 million. The offer for Hawker Pacific Aerospace's common shares also includes common shares issuable upon the exercise of options to purchase common shares.

         The tender offer, which is not conditioned upon financing, is expected to commence on March 11, 2002 and is expected to close in April 2002. LHT Acquisition Corporation's obligation to purchase any Hawker Pacific Aerospace shares under the terms of the offer will be subject to a sufficient number of Hawker Pacific Aerospace's common shares being tendered and not withdrawn before the offer expires so that Lufthansa Technik AG and LHT Acquisition Corporation will own at least 90% of the shares of Hawker Pacific Aerospace on a fully diluted basis.

         If a sufficient number of the shares are tendered to meet the 90% condition, LHT Acquisition Corporation and Lufthansa Technik AG will act to merge LHT Acquisition Corporation with and into Hawker Pacific Aerospace. At the time of the merger, all shareholders of Hawker Pacific Aerospace who did not tender their shares in the offer will be notified that LHT Acquisition Corporation intends to acquire their shares through the merger at the same $3.25 per share cash price. Following the merger, Hawker Pacific Aerospace will be a privately-held company, wholly-owned by Lufthansa Technik AG.

         The board of directors of Hawker Pacific Aerospace, based in part upon a recommendation of a special committee comprised of independent directors of Hawker Pacific Aerospace, has approved the tender offer and the agreement and plan of merger. Houlihan Lokey Howard & Zukin advised the special committee of the board of Hawker Pacific Aerospace and rendered a fairness opinion to the board.


                                       -1-

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         Richard Fortner,  who will remain President and Chief Executive Officer of Hawker Pacific Aerospace, said "We are pleased by the all cash offer at a price that reflects a substantial premium to the market price immediately prior to the February 25, 2002 public announcement by Lufthansa Technik AG of certain privately-negotiated purchases of Hawker's shares and its proposal to acquire the remaining publicly-held shares. Hawker's board considered the tender offer and the fairness opinion rendered by Houlihan Lokey Howard & Zukin and determined that the terms of the agreement and plan of merger are advisable, fair to and in the best interests of Hawker's shareholders. Accordingly, our board recommends that the shareholders accept the offer by tendering their shares under the terms of the tender offer."

         "By acquiring a controlling interest in Hawker Pacific Aerospace in 2000, Lufthansa Technik AG strengthened its worldwide presence in the repair and overhaul of landing gears," said Knut Wiszniewski, the Director of Finance for Lufthansa Technik AG and the President of LHT Acquisition Corporation. "The tender offer and merger will allow both Lufthansa Technik AG and Hawker Pacific Aerospace to take advantage of, and build upon, the strengths of each other's businesses as well as the relationship that has been formed between the two companies since 2000. Lufthansa Technik AG believes Hawker Pacific Aerospace will have substantial opportunities for growth and expansion in the future as a part of the worldwide group of Lufthansa Technik AG and its subsidiaries."

         D. F. King & Co., Inc. is serving as the Information Agent in connection with the tender offer.

ABOUT HAWKER PACIFIC AEROSPACE

         Hawker Pacific Aerospace is a leading provider of landing gear maintenance services. The Company repairs and overhauls aircraft and helicopter landing gear, hydromechanical components, wheels, brakes and braking systems for a diverse international customer base, including major commercial airlines, air cargo operators, domestic government agencies, aircraft leasing companies, aircraft parts distributors and OEMs. The Company's common stock trades on the NASDAQ National Market(R) under the symbol HPAC. For more information, visit Hawker Pacific Aerospace's website at www.hawker.com.

ABOUT LHT ACQUISITION CORPORATION

         LHT Acquisition Corporation is a new company formed by Lufthansa Technik AG in connection with the tender offer to acquire all the issued and outstanding shares of common stock of Hawker Pacific Aerospace. It is a wholly-owned subsidiary of Lufthansa Technik AG.



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ABOUT LUFTHANSA TECHNIK AG

         Lufthansa Technik AG, with its 21,000 employees worldwide, is one of the world's leading providers of technical services. Its clientele includes more than 300 airlines and miscellaneous operators of commercial aircraft. Its array of services encompasses maintenance and overhaul on a job-by-job basis, as well as complete servicing of entire aircraft fleets, plus technical development and design. With the premium product Total Technical Support TTS(R) Lufthansa Technik offers a package which range all the way from line maintenance to general overhauls, from the stocking of materials and parts to the training of personnel. For more information, visit Lufthansa Technik's website at www.lufthansa-technik.com.

         THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF HAWKER PACIFIC AEROSPACE (THE
"COMPANY") OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). ONCE THE TENDER OFFER IS COMMENCED, LHT ACQUISITION CORPORATION WILL MAIL OFFERING MATERIALS TO THE COMPANY'S SHAREHOLDERS AND WILL FILE ALL NECESSARY INFORMATION WITH THE SEC. INVESTORS ARE URGED TO READ THE TENDER OFFER/GOING PRIVATE STATEMENT FILED ON SCHEDULE TO/SCHEDULE 13E-3 BY LHT ACQUISITION CORPORATION AND LUFTHANSA TECHNIK AG AND THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT FILED ON SCHEDULE 14D-9 AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED BY LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY, WITHOUT CHARGE THROUGH THE SEC'S WEBSITE, WWW.SEC.GOV. THESE DOCUMENTS WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL OF THE COMPANY'S SHAREHOLDERS BY CONTACTING THE INFORMATION AGENT FOR THE OFFER.

         THIS  PRESS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS  WITHIN THE
MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, SUCH AS STATEMENTS REGARDING THE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS OF LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT INVOLVE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, MARKETS, SERVICES, PRICES AND OTHER FACTORS RELATED TO LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY, AS MORE


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FULLY  DISCUSSED  ELSEWHERE AND IN OTHER  FILINGS WITH THE SEC.  THESE RISKS AND
UNCERTAINTIES  INCLUDE, BUT ARE NOT LIMITED TO: ECONOMIC,  LEGAL,  GOVERNMENTAL,
ENVIRONMENTAL AND TECHNOLOGICAL FACTORS, THE IMPACT OF THE SEPTEMBER 11 TERRORIST ATTACKS ON THE AIRLINE INDUSTRY, THE ECONOMY AND INSURANCE RATES; THE POTENTIAL FOR ADDITIONAL ADVERSE IMPACT FROM TERRORIST ATTACKS AND/OR WAR; COMPETITIVE PRICING AND MARKET CONDITIONS, CUSTOMER CONCENTRATION AND FOREIGN CURRENCY RISK. THERE CAN BE NO ASSURANCE THAT FUTURE DEVELOPMENTS AFFECTING LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY WILL BE THOSE ANTICIPATED BY MANAGEMENT. BECAUSE OF THE FACTORS LISTED ABOVE, AS WELL AS OTHER FACTORS BEYOND THE CONTROL OF LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY, ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. LHT ACQUISITION CORPORATION, LUFTHANSA TECHNIK AG AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE, EXCEPT AS OTHERWISE REQUIRED BY THE RULES AND REGULATIONS OF THE SEC.

Contacts:

            Thomas Erich
            Press and Public Relations Department
            Lufthansa Technik AG
            Tel.: +49 40 / 5070 3667
            Fax: +49 40 / 5070 8534
            E-Mail: Press.PR@lht.dlh.de

            James Bennett
            Chief Financial Officer
            Hawker Pacific Aerospace
            Tel.: (818) 765-6201
            Fax: (818) 765-8073
            investor@hawker.com.

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